Public Service Company of New Hampshire and Subsidiary						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)
	Three Months Ended March 31, 2017
		For the Years Ended December 31,
(Thousands of Dollars)		2016	2015	2014	2013	2012
Earnings, as defined:
Net income	$34,312	$131,985	$114,442	$113,944	$111,397	$96,882
Income tax expense	22,330	82,364	73,060	72,135	71,101	60,993
Equity in earnings of equity investees	(2)	(15)	(8)	(8)	(12)	(8)
Dividends received from equity investees	—	25	—	—	42	—
Fixed charges, as below	13,212	51,843	47,949	46,530	47,318	52,769
Less: Interest capitalized (including AFUDC)	(150)	(787)	(994)	(640)	(500)	(1,579)
Total earnings, as defined	$69,702	$265,415	$234,449	$231,961	$229,346	$209,057

Fixed charges, as defined:
Interest Expense	$12,808	$50,040	$45,990	$45,349	$46,176	$50,228
Rental interest factor	254	1,016	965	541	642	962
Interest capitalized (including AFUDC)	150	787	994	640	500	1,579
Total fixed charges, as defined	$13,212	$51,843	$47,949	$46,530	$47,318	$52,769

Ratio of Earnings to Fixed Charges	5.28	5.12	4.89	4.99	4.85	3.96